VAALCO Energy, Inc.

4600 Post Oak Place Suite 309

Houston, Texas 77027

Tel: (713) 623-0801 Fax: (713) 623-0982

VIA EDGAR AND HAND DELIVERY

October 19, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7410

Attn:	Ms. Jill S. Davis
Branch Chief

RE:	VAALCO Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 7, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
Filed August 9, 2007
File No. 001-32167

Ladies and Gentlemen:

Set forth below are the responses of VAALCO to your comments with respect to the above mentioned filings set forth in a letter dated September 27, 2007. For your convenience we have repeated each of your comments set forth in the letter and followed each comment with VAALCO’s response. VAALCO is providing to you supplementally certain proposed revisions to the Form 10-K for the year ended December 31, 2006 and the Form 10-Q for the Fiscal Quarter Ended June 30, 2007 (Exhibit A). In addition the Company is providing you with proposed revisions to the Supplemental Information on Oil and Gas Producing Activities for future Form 10-K filings (Exhibit B). VAALCO will file an amendment to the Form 10-K and Form 10-Q upon resolution of your comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 31

1.

We note your certifying officers concluded that your disclosure controls and procedures were effective as of December 31, 2006. However, we also note your risk factor disclosed on page 13 which indicates that “A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met;” and that “an evaluation of controls can provide only reasonable assurance that all material control issues and instances of fraud, if any, in our company have been detected.” Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your relevant officers have concluded that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise and so state. Please also revise your conclusion as to effectiveness of your disclosure controls and procedures, if necessary, to ensure that the reader understands their effectiveness is based upon the reasonable assurance level. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2007.

Response: The Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. As stated in the Company’s annual report on Form 10-K for the year ended December 31, 2006 and its quarterly report on Form 10-Q for the quarter ended June 30, 2007, the Company’s chief executive officer and chief financial officer have concluded that the disclosure controls were effective as of the end of such periods.

In addition, the Company proposes revising this disclosure as requested in its 2007 10-K and in any future relevant filings as follows, if true (revisions underlined):

The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in the reports it file or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. The Company’s management, including the Company’s principal executive officer and principal financial officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Quarterly Report on Form 10-Q. There were no changes in the Company’s internal controls over financial reporting that occurred during the Company’s last fiscal quarter that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Statement of Consolidated Cash Flows, page F-6

2.	We note you have presented exploration costs as a reconciling component of cash flows from operations and that the amount of the reconciling item agrees to the amount of exploration expense reported on your statement of operations. Please revise the caption to clarify the exact nature of these costs and provide us with a schedule that details the components of this line item for each period reported. Please refer to Item II.F.8.b of the Division of Corporate Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance which can be located at:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P374_86706

Response: Below is a schedule detailing VAALCO’s exploration costs for the first half of 2007 and for 2006, 2005 and 2004.

Schedule of exploration expenses, including dry holes

($ millions)

Item	Six months ending June 30, 2007	2006	2005	2004
Dry hole costs	—	—	$2.4	—
Seismic acquisition and processing	$4.8	$1.1	—	—
Geologic and geophysical costs	$0.7	$1.6	$0.3	$0.3

Total exploration expenses	$5.5	$2.7	$2.7	$0.3

We note that the SEC has provided guidance that the seismic acquisition and processing, and geologic and geophysical costs should not have been classified as cash outflows from investing activities in the cash flow statement. However in reviewing the guidance in Staff Accounting Bulletin 99, Materiality, we believe the amounts for 2006, 2005 and 2004 are immaterial to our financial statements taken as a whole. Specifically, we note that from a quantitative standpoint, the correction would reduce cash flows from operations by approximately 4%, 1% and 1% for the years ending December 31, 2006, 2005 and 2004, respectively. From a qualitative standpoint we note that this misstatement has no impact on net income or earnings per share, does not alter or mask a trend in our cash flows, does not affect our compliance with loan covenants or other contractual requirements, does not impact management’s compensation and does not conceal any unlawful transactions. Therefore, we propose to make this correction in our Annual Report on Form 10-K for the year ending December 31, 2007.

However for 2007 interim periods, we note the amount is quantitatively significant, and as such we plan to amend our 1st and 2nd quarter 2007 Form 10-Qs to correct the classification of such amounts.

Exhibits 31.1 and 31.2

3.

We note that paragraph 4 in your certification does not contain the second half of the statement pertaining to your responsibility concerning internal control over financial reporting. Please refer to Item 601(b)(31)(i) of Regulation S-K for the exact text of the required Section 302 certifications and amend your exhibits as appropriate. This comment also applies to your Form 10-Q for the fiscal quarter ended June 30, 2007.

Response: We have complied with this comment. Please see the revised certificates provided with this response (Exhibit A), which we intend to file in amendments to our Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

Engineering Comments

General

4.	Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

Response: A copy of the Company’s reserve report will be mailed to you on CD ROM under separate cover.

Risk Factors, page 9

5.	It is our understanding that the African region in which you operate has had a recent history of border disputes. Please revise your document to include a risk factor that addresses this risk. Include disclosure of how this risk may have affected you in the past and could affect you in the future. Alternatively, tell us why you do not believe this is a risk.

Response: None of the Company’s concessions is adjacent to any country border, so the Company does not believe it has a material risk at this time.

Properties, page 14

Gabon, page 14

6.	Please tell us if you have attributed proved reserves to be recovered after any of your production licenses expire.

Response: The Company is not carrying any proved reserves to be recovered after the production licenses on its acreage expire.

Supplemental Information on Oil and Gas Producing Activities, page F-24

Proved Reserves, pages F-25

7.	We note that you report significant additions of reserves in 2004 and 2006 and significant revisions of reserves in 2006. Please revise your document to disclose explanations for all the significant reserve changes reported in your reserve table. Refer to paragraph 11 of SFAS 69. Additionally please revise your line item caption Additions, to conform to the types of increases in reserves specifically referred to in paragraph 11 of SFAS 69.

Response: The Company notes that it has disclosed explanations for significant reserve changes on page F-26 of our Form 10-K for the year ended December 31, 2006. The Company proposes to enhance this disclosure and revise its line item captions in its 2007 Form 10-K filing and future relevant filings as shown on the attached markup of page F-25. (Exhibit B).

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil Reserves, page F-26

8.	Please tell us why your total estimated future production costs are approximately 33% lower than the previous year.

Response: The revisions to proved reserves in 2006 were due primarily to a shorter economic life of the proven properties (from 2017 to 2013), thereby reducing the operating expenses for the properties due to the elimination from the projections of operating expenses in years 2014 to 2017. The economic life of the proven reserves was shortened due to higher oilfield service costs.

In connection with responding to the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above mentioned filings set forth in a letter dated September 27, 2007, VAALCO Energy, Inc. acknowledges that

•	VAALCO is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	VAALCO may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to this response, please contact either myself at (713-499-1463) or our legal counsel Mr. Bill Nelson with Haynes and Boone at (713-547-2084)

Sincerely yours,

/s/ W. Russell Scheirman
W. Russell Scheirman
President and Chief Financial Officer

Exhibit A - Marked Copy of Revised Certificate in response to Item 3 (revised text underlined)

Exhibit 31.1

I, Robert L. Gerry, III, certify that:

(1)	I have reviewed this annual report on Form 10-K of VAALCO Energy, Inc.;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date October 19, 2007

/s/ Robert L. Gerry, III
Robert L. Gerry, III
Chief Executive Officer

Exhibit A (continued) - Marked Copy of Revised Certificate in response to Item 3

Exhibit 31.2

I, W. Russell Scheirman, certify that:

(1)	I have reviewed this annual report on Form 10-K of VAALCO Energy, Inc.;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date October 19, 2007

/s/ W. Russell Scheirman
W. Russell Scheirman
Chief Financial Officer and President

Exhibit A (continued) - Marked Copy of Revised Certificate in response to Item 3

Exhibit 31.1

I, Robert L. Gerry, III, certify that:

(1)	I have reviewed this quarterly report on Form 10-Q of VAALCO Energy, Inc.;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal controls over financial reporting, or caused such internal controls over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date October 19, 2007

/s/ Robert L. Gerry, III
Robert L. Gerry
Chief Executive Officer

Exhibit A (continued) - Marked Copy of Revised Certificate in response to Item 3

Exhibit 31.2

I, W. Russell Scheirman, certify that:

(1)	I have reviewed this quarterly report on Form 10-Q of VAALCO Energy, Inc.;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal controls over financial reporting, or caused such internal controls over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date October 19, 2007

/s/ W. Russell Scheirman
W. Russell Scheirman
Chief Financial Officer and President

Exhibit B - Marked copy of proposed revisions related to the Supplemental Information on Oil and Gas Producing Properties for future Form 10-K filings (revised text underlined)

Proved Reserves

A reserve report as of December 31, 2006 has been prepared by Netherland Sewell & Associates, independent petroleum engineers. The following tables set forth the net proved reserves of VAALCO Energy, Inc. as of December 31, 2006, 2005 and 2004, and the changes therein during the periods then ended.

(In thousands)	Oil (MBbls)	Gas (MMcf)
PROVED RESERVES:
BALANCE AT JANUARY 1, 2004	9,011	140
Production	(1,469)	(22)
Revisions of previous estimates	96	(64)
Extensions and discoveries	1,447	—
Sale of reserves in place	(351)	—

BALANCE AT DECEMBER 31, 2004	8,734	54
Production	(1,635)	(17)
Revisions of previous estimates	728	(16)

BALANCE AT DECEMBER 31, 2005	7,827	21
Production	(1,552)	(11)
Revisions of previous estimates	(1,590)	7
Extensions and discoveries	1,306	—

BALANCE AT DECEMBER 31, 2006	5,991	17

PROVED DEVELOPED RESERVES	Oil (MBbls)	Gas (MMcf)
Balance at December 31, 2003	6,492	140
Balance at December 31, 2004	4,738	54
Balance at December 31, 2005	5,326	21
Balance at December 31, 2006	4,686	17

The Company’s proved developed reserves are located offshore Gabon and in Texas. The reserves in Gabon include the minority interest share of reserves held by the 9.99% owner of VAALCO International, Inc., which owns VAALCO Gabon (Etame), Inc. Proved oil reserves associated with discontinued operations in the Philippines were 351 Mbbls at January 1, 2004 and were sold in 2004. There were no gas reserves in the Philippines at January 1, 2004.

The revisions in 2004 were predominately associated with better than expected reservoir performance from the Etame field offshore Gabon. Revisions in 2005 were associated with better reservoir performance at the Etame field and poorer gas well production performance at the Texas properties. Revisions in 2006 were associated primarily with the Etame field as higher operating costs led to a shorter projected economic life. The shorter economic life also resulted in lower projected production costs over the life of the property in 2006 versus 2005.

The Company maintains a policy of not booking proved reserves on discoveries until such time as a development plan has been prepared for the discovery. Additionally, the development plan is required to have the approval of the Company’s partners in the discovery. Furthermore, if a government agreement that the reserves are commercial is required to develop the field, this approval must have been received prior to booking any reserves.

In 2004, the Company made two discoveries offshore Gabon, the Ebouri and the Avouma discoveries. The Avouma discovery was adjacent to a previous discovery known as the South Tchibala discovery. The Company received approval of the Avouma/South Tchibala joint development plan from the Gabon government and booked additions to discoveries of proven reserves of 1,447 Mbbls for the South Tchibala and Avouma fields offshore Gabon in 2004.

For the Ebouri discovery the Company received approval of the development plan from the Gabon government in 2006 and booked approximately 800,000 bbls to discoveries of proven undeveloped reserves for the Ebouri field as of December 31, 2006 and 500,000 barrels of extensions to the Etame field.